December 9, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Dana Hartz
cc:	Joel Parker
cc:	Scot Foley

Re:	New Moon B.V.
Registration Statement on Form S-4
Filed November 5, 2014
File No. 333-199861

Dear Mr. Riedler:

We refer to the letter dated December 2, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to New Moon B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the laws of the Netherlands (“New Mylan”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to New Mylan’s Registration Statement on Form S-4, Commission File No. 333-199861 filed on November 5, 2014 (the “Registration Statement”) in connection with the proposed acquisition of Mylan Inc., a Pennsylvania corporation (“Mylan”), and the non-U.S. developed markets specialty and branded generics business (the “Business”) of Abbott Laboratories, an Illinois corporation (“Abbott”), by New Mylan (collectively, the “Transaction”) pursuant to the Amended and Restated Business Transfer Agreement and Plan of Merger, dated as of November 4, 2014 (the “Business Transfer Agreement”).

Concurrently with this response letter, New Mylan is electronically transmitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of Amendment No. 1 and six copies of Amendment No. 1 that have been marked to show changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by New Mylan’s response to each comment. The page numbers in the responses refer to pages in the clean copy of Amendment No. 1, unless otherwise noted.

Registration Statement on Form S-4, filed on November 5, 2014

General

1.	Please provide audited financial statements of the registrant (i.e. the current subsidiary that will become New Moon B.V.) and Moon of PA, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Response:  We submit that audited financial statements should not be required for New Moon B.V. (referred to herein as New Mylan). New Mylan, a wholly owned subsidiary of Mylan, was incorporated on July 7, 2014 for the purpose of holding Mylan and the Business following consummation of the Transaction. To date, New Mylan has not conducted any activities other than those incidental to its formation, the execution and performance of the Business Transfer Agreement and Plan of Merger, dated as of July 13, 2014 (the “Original Business Transfer Agreement”), the Amendment to the Original Business Transfer Agreement, dated as of

October 21, 2014 (the “Amendment”), and the Business Transfer Agreement, the Transaction, and filings required to be made under applicable laws, including the U.S. securities laws, the laws of the Netherlands, the laws of the United Kingdom, and antitrust and competition laws in connection with the Transaction. New Mylan has no liabilities (contingent or otherwise), except as arising under the Business Transfer Agreement and the Transaction. Accordingly, we believe that New Mylan is a “business combination related shell company” as defined in Rule 405 of the Securities Act of 1933, as amended. As a result (and consistent with Section 1160.1 of the Commission’s Division of Corporate Finance Financial Reporting Manual), while pro forma financial statements have been provided for New Mylan in the Registration Statement, audited financial statements have only been provided for Mylan, the operating company. In response to the Staff’s comment, the applicable disclosure under “Selected Historical Financial Information of Mylan and New Mylan” on page 35 of Amendment No. 1 has been revised to clarify that New Mylan is a business combination related shell company.

In addition, we submit that audited financial statements should not be required for Moon of PA Inc. (“Merger Sub”). Merger Sub, a wholly owned subsidiary of New Mylan, was formed on July 10, 2014 for the purpose of effecting its merger with and into Mylan (the “Merger”). To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution and performance of the Original Business Transfer Agreement, the Amendment, and the Business Transfer Agreement, and the Transaction. Merger Sub has no liabilities (contingent or otherwise), except as arising under the Business Transfer Agreement and the Transaction. As noted above, New Mylan, the parent company of Merger Sub, is a business combination related shell company, for which audited financial statements should not be required in the Registration Statement. Accordingly, audited financial statements of Merger Sub should not be required, particularly in light of the fact that Merger Sub will cease to be in existence upon the effectiveness of the Merger.

Letter to Mylan Shareholders

2.	In the Letter to Mylan Shareholders, you state that the transaction will lower Mylan’s adjusted tax rate to 20-21% for the first full year and to the high teens thereafter. In order to put this in a context, please disclose Mylan’s current effective tax rate and identify the material assumptions as to post-transaction tax matters that underlie this estimate. Provide additional detail as to material assumptions in the risk factor at the bottom of page 17.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure in the Letter to Mylan Shareholders and under “Risk Factors” in the middle of page 17 of Amendment No. 1 has been revised.

Summary

Conditions to the Consummation of the Transaction, page 8

3.	We note that one of the conditions to consummation of the transaction is that no change will have occurred in applicable law respecting Section 7874 of the Code since the date of the Business Transfer Agreement causing New Mylan to be treated as a US domestic corporation for federal income tax purposes. If tax counsel will render an opinion as to the above-referenced matters prior to consummation of the Transaction, please provide additional disclosure identifying tax counsel who will render its opinion and when such opinion will be delivered to the relevant parties to the transaction. State whether the parties either intend to terminate the Transaction, or alternatively, might waive the condition and consummate the Transaction if counsel opines that such a change had occurred. Please clarify the same in the risk factor at the top of page 31.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Risk Factors” at the top of page 31 of Amendment No. 1 has been revised and a cross reference to the applicable risk factor has been added on pages 8 and 109 of Amendment No. 1.

The Transaction

Background of the Transaction, page 46

4.	Please state whether the e-mail communication in late March 2014 was unsolicited and unanticipated or whether any earlier communications had taken place between Mylan, Mylan’s financial and/or legal advisors, and Abbott.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Background of the Transaction” at the bottom of page 46 of Amendment No. 1 has been revised.

5.	In your description of the April 30, 2014 meeting, and wherever else applicable in this discussion, please state the alternative transaction structures that were considered, if any, and the reason(s) why the parties determined that exchanging the Business for shares of a new holding company was the most desirable structure to pursue.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Background of the Transaction” on pages 47, 48, and 54 of Amendment No. 1 has been revised.

6.	Where you discuss the meetings of July 10-11, 2014, please state whether the parties agreed on a termination fee based on Abbott’s expenses to be paid by Mylan and, if so, state its approximate value.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Background of the Transaction” on pages 51 and 52 of Amendment No. 1 has been revised.

7.	Please describe with specificity the factors that led the parties on July 11, 2014 to fix the original consideration at 105,000,000 of your ordinary shares.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Background of the Transaction” in the middle of page 52 of Amendment No. 1 has been revised.

8.	Please identify the services provided to the Business by Abbott and the additional value opportunities identified after the announcement of the Transaction.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Background of the Transaction” on page 53 of Amendment No. 1 has been revised.

9.	In your discussion of the adjustment to the consideration to be paid to Abbott negotiated between October 11-20, 2014, please disclose the nature of the financial and legal impact of the adjustments that were considered. To the extent potential tax effects were considered, discuss the nature of those considerations.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Background of the Transaction” on page 54 of Amendment No. 1 has been revised.

Opinion of Mylan’s Financial Advisor, page 60

10.	We note that you indicate on page 61 that your financial advisor, Centerview, assumed that the tax consequences of the Transaction will be as they discussed with Mylan and its representatives. Please provide additional disclosure to clarify whether these discussions concerned the tax status of the registrant after the Transaction as well as the taxable nature of the exchange. If so, briefly explain the discussions that occurred between the financial advisor and Mylan and its representatives as to such post-Transaction tax status.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Opinion of Mylan’s Financial Advisor” at the bottom of page 62 of Amendment No. 1 has been revised.

11.	In your discussion of the Selected Public Comparables Analysis and the Selected Precedent Transactions Analysis, you state that in addition to the Adjusted EBITDA for calendar year 2014 or the last twelve months, as applicable, there were “other considerations” your financial advisor deemed relevant in determining the ranges. Please describe those other considerations in your disclosure.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Opinion of Mylan’s Financial Advisor” on pages 65 and 66 of Amendment No. 1 has been revised.

12.	In your discussion of the Selected Public Comparables Analysis and the Selected Precedent Transactions Analysis, please state if there were any companies and/or transactions that fit your selection criteria but were excluded from these analyses. Please explain the reason(s) for the exclusions.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Opinion of Mylan’s Financial Advisor” on pages 64 and 65 of Amendment No. 1 has been revised.

13.	Please include the enterprise value for calendar year 2014 for each of the companies included in the Selected Public Comparables Analysis and the enterprise value for the last twelve months for each transaction included in the Selected Precedent Transactions Analysis.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “The Transaction—Opinion of Mylan’s Financial Advisor” on pages 64 and 65 of Amendment No. 1 has been revised.

Note 5.  Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 130

14.	With regard to adjustment 5e, your disclosure states that “As there is no continuing impact of the investor step-up on New Mylan’s results, the increased value is not included in the unaudited pro forma statements of operations.” We believe the inventory step-up will have a continuing impact. As each item in inventory is sold, the related adjustment for each item will recur beyond the transaction date, therefore constituting a recurring event. Please revise your adjustment to show the impact in the unaudited pro forma condensed combined statement of earnings consistent with Rule 11-02(b)(6) of Regulation S-X.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, Note 5 to the unaudited pro forma financial statements on pages 132 and 133 of Amendment No. 1 has been revised to include the adjustment in the unaudited pro forma condensed combined statement of earnings.

Note 6.  Unaudited Pro Forma Statement of Operations Adjustments, page 131

15.	With regard to adjustment 6a, please revise your pro forma footnote disclosure to separately disclose each significant class of intangible asset by fair value and useful life.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, Note 6 to the unaudited pro forma financial statements on page 134 of Amendment No. 1 has been revised to provide the significant classes of intangible assets and related useful lives.

Note 7.  Unaudited Pro Forma Statement of Operations Adjustments, page 132

16.	You noted that you did not adjust the Business’s current book value for the following items because you do not have sufficient information available to make a reasonable preliminary estimate of fair value:

•	Property, plant and equipment;

•	Post-employment benefit plans;

•	Legal, product liability claims, uncertain tax positions and other contingencies; and

•	Contractual obligations.

Please revise your pro forma financial statements to reflect your best estimates of adjustments representative of the fair value of the items identified above as well as the continuing impact on your statements of earnings.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, Note 2 to the unaudited pro forma financial statements on page 130 of Amendment No. 1 has been revised to disclose that management’s best estimate of the fair value of property, plant, and equipment is the current book value and to provide a sensitivity analysis for depreciation expense. In addition, based upon the current information available, we do not believe that there will be material fair value adjustments related to post-employment benefit plans, legal or other contingencies, or contractual obligations. As a result of these revisions, Note 7 to the unaudited pro forma financial statements on page 132 of the Registration Statement has been removed from Amendment No. 1.

Results of Operations for the Years ended December 31, 2013, 2012, and 2011

Net Sales and Gross Profit, page 136

17.	Please revise your disclosure to separately quantify the decrease in sales resulting from pricing pressures and lower unit volume. Ensure the disclosure clarifies whether the amounts include or exclude the foreign exchange impact. Please also disclose what impact, if any, you believe these factors will have on future periods.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Business—Results of Operations for the Years ended December 31, 2013, 2012, and 2011” at the bottom of page 138 of Amendment No. 1 has been revised to include the following additional information (underlined):

“Excluding the unfavorable effect of foreign exchange, net sales decreased 9.4% in 2013 and 6.4% in 2012. Of the 9.4% decrease in 2013 approximately 690 basis points reflect lower volumes and 250 basis points relate to lower pricing. Of the 6.4% decrease in 2012 approximately 230 basis points reflect lower volumes and 410 basis points relate to lower pricing. Over the near to medium-term, price declines are expected to continue while the recent negative trends related to volume are expected to diminish.”

18.	In addition, you disclose that you recognized impairments of your intangible assets due to the elimination of a substantial portion of government reimbursement. Please revise your disclosure to discuss the government reimbursements that were eliminated and, for each period presented, disclose the amount of reimbursements that were recognized under these programs that have subsequently been eliminated.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, the applicable disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Business—Results of Operations for the Years ended December 31, 2013, 2012, and 2011” on the top of page 138 of Amendment No. 1 has been revised to include the following additional information (underlined):

“In 2013 and 2012, the Business recorded impairment charges of $45 million and $10 million, respectively, for the partial impairment of intangible assets associated with product rights due primarily to sales declines resulting from the elimination of a substantial portion of government reimbursements. The government reimbursements related to a product sold in the United Kingdom and Greece. After the removal of this product from the formulary listing in these countries in 2012 and the first quarter of 2013, sales of the product totaled $22 million in 2013, compared to $55 million in 2012 and $63 million in 2011.”

Exhibit 5.1

19.	Please eliminate assumption 3(c) regarding the full force and effect of Adopted Resolutions. Legal counsel should be able to make a factual determination as to whether all such Adopted Resolutions are in full force and effect as of the date of the opinion.

Response:  The Staff’s comment is noted. In response to the Staff’s comment, assumption 3(c) in Exhibit 5.1 has been eliminated.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Mark I. Greene, Thomas E. Dunn or Aaron M. Gruber, of Cravath, Swaine and Moore LLP, at (212) 474-1150, (212) 474-1108 and (212) 474-1456, respectively.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary, Mylan Inc.

cc:	John D. Sheehan, Mylan
Joseph F. Haggerty, Mylan
Mark Nance, Mylan
Mark I. Greene, Cravath
Thomas E. Dunn, Cravath
Aaron M. Gruber, Cravath